
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

18 June 2003


03024219

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon (Ms)
Group Company Secretary

Enclosure

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SEMBWASTE WON S$11 MILLION LAWSUITS BROUGHT BY TRI

Singapore, June 18, 2003 – The High Court of Singapore has dismissed two lawsuits filed by Transnational Recycling Industries (TRI) against SembWaste for the alleged breach of five recycling agreements with TRI.

In these two lawsuits, TRI had claimed a total of $11.8 million against SembWaste.

Between September and November 2000, SembWaste had signed five recycling agreements with TRI to provide recycling services to the Clementi, City, Hougang-Ponggol, Ang Mo Kio-Toa Payoh and Woodlands-Yishun sectors. In April and June 2001, TRI began its recycling services in Clementi and the City respectively. It did not commence any recycling services in the Hougang-Ponggol, Ang Mo Kio-Toa Payoh and Woodlands-Yishun sectors.

During the trial, SembWaste's lawyers, Mr Davinder Singh S.C. and Mr Tan Boon Khai from Drew & Napier LLC, argued that TRI's performance in its recycling services had been poor from the outset. As a result, SembWaste exercised its legal right under the recycling agreements to appoint another recycler to work concurrently with TRI in the Hougang-Ponggol, Ang Mo Kio-Toa Payoh and Woodlands-Yishun sectors.

TRI's continued poor performance in its recycling services in the Clementi and City sectors also resulted in SembWaste terminating the agreements for these two sectors in April 2002. The High Court agreed with SembWaste's lawyers that it did not breach any terms of the recycling agreements it had with TRI.

SembWaste has always maintained that TRI's claims were without merit and TRI should never have brought them to court. SembWaste further reiterates its commitment to act in the interest of a sustainable national recycling programme and to provide the highest quality of service to the public.

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Media and Analyst Contact:

Ms Rachel Cheah
Executive, Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3154
Fax: +65 6822 3240
Email: rachel.cheah@sembcorp.com.sg
Website: www.sembcorp.com.sg